Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

March 25, 2008

Currency Strategy ETN PRE-Launch Email_RIA version

SUBJECT LINE - Coming Soon: New Currency Strategy iPath ETN from Barclays

iPath Exchange Traded Notes (ETNs) from Barclays is pleased to announce the launch of the iPath® Optimized Currency Carry ETN (Ticker: ICI). This new iPath product is expected to start trading on the NYSE Arca stock exchange on or about March 28, 2008.

This new ETN offers investors access to the Barclays Intelligent Carry Index TM, a diversified long/short currency strategy. Until now, this strategy was generally available only to institutions and other large investors.

The iPath® Optimized Currency Carry ETN provides several portfolio benefits, including:

•	Low-correlation

•	Cost efficiency[1]

•	Definable performance

•	Daily exchange liquidity

Click here for the Prospectus.

For more information on these new iPath® ETNs visit www.iPathETN.com or contact:

Northeast:	Brendan Ahern
212-548-4363

Mid-Atlantic:	Fred Schachinger
415-875-4822

Southeast:	John Hyland	Vivian Tsai
	415-875-4851	415-402-4994

Midwest:	David Rapozo	Bryan Lubwama
	312-466-5634	415-875-4846

Northwest:	Sarah Lochner	Colleen Kapoor
	415-402-4691	415-402-4659

Southwest:	Brian Towns	Stephanie Carreras
	415-402-4636	415-875-4853

Above named are representatives of Barclays Global Investors Services.

Find your iPath

1-877-76-iPATH

[1]	iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

www.iPathETN.com

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An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the Barclays Intelligent Carry IndexTM is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Barclays Intelligent Carry IndexTM and the USD Intelligent Carry IndexTM are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6486-iP-0308